EXHIBIT 99.1

The Board of Directors' proposal for a share split and redemption procedure

Due to the company's strong performance, cash generation capacity and outlook, the Board of Directors of SKF proposes a share split 5:1 combined with a mandatory redemption procedure. Through this procedure the shareholders will receive four new ordinary shares and one redemption share that will be redeemed for SEK 25. This means that SEK 2 846 million will be distributed to the shareholders.

In brief,
-- The Company carries out a share split 5:1.
-- Every fifth share, the redemption share, is redeemed for SEK 25 -
mandatory.
-- The estimated record day for the split is 9 May 2005.
-- For shareholders interested in selling their redemption shares before redemption takes place, trading in these shares takes place on
Stockholmsborsen around the period 10 May - 27 May 2005.
-- All redemption shares will be redeemed for SEK 25 around June 7, 2005.

The redemption procedure is subject to resolutions by the Annual General
Meeting in April 2005 on, in principle, the following.

-- Amendment of the articles of association, including (i) reduction of the nominal value of each share to SEK 2.50, and (ii) introduction of redeemable shares of Series C.
-- Reduction of the Company's share capital through redemption of
113,837,767 shares of Series A and Series B, respectively, in proportion to the number of shares of the respective series issued.
-- A directed issue of 113,837,767 new shares of Series C to a bank in order to avoid court approval of the redemption procedure.
-- Reduction of the Company's share capital through redemption of all
113,837,767 shares of Series C, and, at the same time, transfer of an amount corresponding to the reduction amount to the legal reserve.

Goteborg, January 27, 2005
Aktiebolaget SKF
(publ.)